SECUR  IISSION

12062862

SEC Mail Processing Section

NOV 19 2012

Washington DC 401

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36712 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Taylor Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 400
(No. and Street)

| Brentwood | TN | 37027 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Daugherty 615-372-1350
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

| 555 Great Circle Road | Nashville | TN | 37228 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Barbara Daugherty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities Inc as of 9-30-2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara G. Daugherty
Signature

Secretary-Treasurer
Financial Operations Principal
Title



MARTHA S. MASON
NOTARY
PUBLIC
AT
LARGE
WILLIAMSON COUNTY, TN


Martha S. Mason
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TAYLOR SECURITIES, INC.

## FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2012 AND 2011



KraftCPAs
PLLC
Certified Public Accountants and Consultants

# TAYLOR SECURITIES, INC.

## FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2012 AND 2011

# TAYLOR SECURITIES, INC.

## FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORTS

## SEPTEMBER 30, 2012 AND 2011

## CONTENTS

KraftCPAs PLLC

## INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 17 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 7, 2012



KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

TAYLOR SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 218,968 | $ 230,135 |
| Deposit with clearing broker | 25,002 | 25,000 |
| Commissions receivable | 134,358 | 96,699 |
| TOTAL ASSETS | $ 378,328 | $ 351,834 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 48,046 | $ 35,029 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding | 1,250 | 1,250 |
| Additional paid-in capital | 28,100 | 28,100 |
| Retained earnings | 300,932 | 287,455 |
| TOTAL STOCKHOLDERS' EQUITY | 330,282 | 316,805 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 378,328 | $ 351,834 |

The accompanying notes are an integral part of the financial statements.

# TAYLOR SECURITIES, INC.

## STATEMENTS OF OPERATIONS

## FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 929,041 | $ 1,043,777 |
| Registered investment advisor fees | 505,872 | 476,094 |
| TOTAL REVENUES | 1,434,913 | 1,519,871 |
| OPERATING EXPENSES | 1,421,384 | 1,505,231 |
| OPERATING INCOME | 13,529 | 14,640 |
| OTHER INCOME | | |
| Interest and dividend income | 86 | 99 |
| EARNINGS BEFORE STATE INCOME TAXES | 13,615 | 14,739 |
| STATE INCOME TAX EXPENSE | 138 | 958 |
| NET EARNINGS | $ 13,477 | $ 13,781 |

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|
| BALANCE - OCTOBER 1, 2010 | $ 1,250 | $ 28,100 | $ 273,674 | $ 303,024 |
| NET EARNINGS | - | - | 13,781 | 13,781 |
| BALANCE - SEPTEMBER 30, 2011 | 1,250 | 28,100 | 287,455 | 316,805 |
| NET EARNINGS | - | - | 13,477 | 13,477 |
| BALANCE - SEPTEMBER 30, 2012 | $ 1,250 | $ 28,100 | $ 300,932 | $ 330,282 |

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash received from securities companies and investors | $ 1,397,252 | $ 1,507,698 |
| Cash paid to suppliers and employees | (1,408,505) | (1,501,495) |
| Other | - | 279 |
| Other income received | 86 | 99 |
| NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES | (11,167) | 6,581 |
| NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (11,167) | 6,581 |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | 230,135 | 223,554 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $ 218,968 | $ 230,135 |

RECONCILIATION OF NET EARNINGS TO NET CASH
(USED IN) PROVIDED BY OPERATING ACTIVITIES

| | 2012 | 2011 |
|---|---|---|
| Net earnings | $ 13,477 | $ 13,781 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Deposit with clearing broker | (2) | - |
| Commissions receivable | (37,659) | (12,173) |
| Other | - | 279 |
| Increase in operating liabilities: | | |
| Accounts payable and accrued expenses | 13,017 | 4,694 |
| TOTAL ADJUSTMENTS | (24,644) | (7,200) |
| NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES | $ (11,167) | $ 6,581 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

### Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The Company files income tax returns in the U. S. federal jurisdiction and the State of Tennessee. The Company's U. S. federal income tax returns for years prior to 2009 are closed. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or by written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

### Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

### Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2012 and November 7, 2012, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

## NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash balances are maintained at two financial institutions. The cash deposited in Avenue Bank totaling $109,722 is insured by the Federal Deposit Insurance Corporation. The cash deposited in the Raymond James brokerage account in the amount of $134,248 is protected by the Customer Asset Protection Company as described below. In considering the credit risk, the Company periodically evaluates the stability of its financial institutions. The Company has not experienced any losses in such accounts, and its management believes cash is not exposed to significant credit risk.

## NOTE 3 - CONCENTRATION OF RISK (CONTINUED)

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker-dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation ("SIPC"), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $250,000 for cash that is on deposit as a result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to a dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

## NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

## NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $40,465 and $31,939 at September 30, 2012 and 2011, respectively.

## NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

Total salaries, bonuses, and commissions included in operating expenses that were paid to stockholders and other related parties amounted to $685,746 and $859,557 in 2012 and 2011, respectively.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $613,430 and $543,727 in 2012 and 2011, respectively.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital, as defined, of $181,224, which was $131,224 in excess of its required net capital of $50,000. The Company's net capital ratio was .2651 to 1.

# SUPPLEMENTARY INFORMATION

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2012

| Net Capital | |
|---|---|
| Total stockholder's equity from the Statement of Financial Condition | $ 330,282 |
| Nonallowable assets from the Statement of Financial Condition | (146,873) |
| Net capital before haircuts | 183,409 |
| Haircuts | 2,185 |
| Net capital | $ 181,224 |
| Total aggregate indebtedness | $ 48,046 |
| Computation of basic net capital requirement | |
| Net capital requirement | $ 50,000 |
| Excess net capital | $ 131,224 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required | $ 121,224 |
| Percent of aggregate indebtedness to net capital | 26.51% |

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2012

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2012 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2012

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2012

None


KraftCPAs
PLLC

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplementary information of Taylor Securities, Inc. (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary information, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 7, 2012